UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 26, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Orbitz Worldwide, Inc.

File No. 001-33599- CF#28883

Orbitz Worldwide, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 27, 2007, a Form10-K filed on March 21, 2008, and a Form 10-Q filed on August 6, 2010.

Based on representations by Orbitz Worldwide, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	8-K	September 27, 2007	through July 1, 2014
10.16	10-K	March 21, 2008	through July 1, 2014
10.5	10-Q	August 6, 2010	through July 1, 2014
10.6	10-Q	August 6, 2010	through July 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel